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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

AUG 3 0 2021

Washington DC
413

	SEC FILE NUMBER
	8-30576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____**JULY 1, 2020**____AND ENDING____**JUNE 30, 2021**____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NELSON SECURITIES, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

9718 N. MORTON CT
                                      (No. and Street)

SPOKANE   **WA**   **99218**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  PATRICK K. DONAHUE   **509-838-1313**
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHOEDEL & SCHOEDEL CPAs, PLLC
                        (Name – if individual, state last, first, middle name)

422 W. RIVERSIDE, SUITE 1420   **SPOKANE**   **WA**   **99201**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  X   Certified Public Accountant

  ☐   Public Accountant

  ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ROBERT O. NELSON, JR_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __NELSON SECURITIES, INC.__ _____, as of __JUNE 30_____, 20 __21__, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

__PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DARCY A. SKHOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
of Nelson Securities, Inc.
Spokane, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nelson Securities, Inc. (a Washington corporation) as of June 30, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nelson Securities, Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nelson Securities, Inc.'s management. Our responsibility is to express an opinion on Nelson Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nelson Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, included in Schedules 1, 2, 3 and 4 has been subjected to audit procedures performed in conjunction with the audit of Nelson Securities, Inc.'s financial statements. The supplemental information is the responsibility of Nelson Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

We have served as Nelson Securities, Inc.'s auditor since 2021.
Spokane, Washington
August 25, 2021

NELSON SECURITIES, INC.

TABLE OF CONTENTS

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2021

ASSETS		**2021**
Cash	$	131,359
Investment advisory fees and commissions receivable		86,152
Employee receivable		10,133
Prepaid expenses & other assets		24,732
Furniture and equipment, net		4,834
Right of use lease asset		30,257
Deferred tax asset		72,387
	$	359,854

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to vendors		8,687
Payroll and business taxes payable		32,742
Accrued salaries and commissions		170,565
Operating lease liabilities		30,257
	$	242,251

Stockholders' equity:

Common stock, $1 par value:		
Authorized, 196,625 shares:		
Issued and outstanding, 46,625 shares	$	46,625
Additional paid-in capital		134,147
Retained deficit		(63,169)
	$	117,603
	$	359,854

The accompanying notes are an integral part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF INCOME
for the year ended June 30, 2021

		2021
Revenue from contract with customers:		
Mutual Fund Commission and Concessions	$	311,999
Asset Management Premier Fees		2,328,445
Annuity Commission and Trails		323,381
Interest		280
Total Revenue	$	2,964,105
Expenses:		
Salaries and commissions	$	2,186,547
License and regulatory fees		38,331
Payroll taxes		123,307
Retirement plan contribution		53,291
Telephone and utilities		64,317
Occupancy and leases expense		97,242
Auto		8,817
Office expense and postage		75,581
Travel and entertainment		23,038
Consulting expense		49,817
Business and property taxes		17,039
Professional services		31,976
Insurance		163,420
Marketing expense		2,350
Miscellaneous		28,133
	$	2,963,206
Miscellaneous Income	$	290,500
State Corporate Tax paid	$	(1,088)
Income	$	290,311

The accompanying notes are an integral
part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended June 30, 2021

	Shares	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balances, July 1, 2020	48,875	$ 48,875	$ 236,897	$ (353,480)	$ (67,708)
Stock purchases and retirement	(2,250)	(2,250)	(102,750)	-	(105,000)
Net loss for the year	-	-	-	290,311	290,311
Balances, June 30, 2021	46,625	$ 46,625	$ 134,147	$ (63,169)	$ 117,603

The accompanying notes are an integral
part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the year ended June 30, 2021

		<u>2021</u>
Operating activities:		
Net profit	$	290,311
Adjustment to reconcile net loss to		
net cash used for operating activities:		
Forgiveness of PPP loan		(290,500)
Changes in assets and liabilities:		
Fees and commissions receivable		(9,494)
Employee receivables		(222)
Prepaid expenses & other assets		(2,373)
Payable to vendors		(6,960)
Payroll and taxes payable		22,938
Accrued salaries and commissions		50,093
Net cash available for operating activities	$	53,793
Investing activities	$	0
Financing activities		
Purchase and retirement of common stock		(105,000)
Net cash from financing activities	$	(105,000)
Net change in cash	$	(51,207)
Cash at the beginning of year	$	182,566
Cash at end of year	$	131,359

*The accompanying notes are an integral
part of the financial statements*

NELSON SECURITIES, INC.

1. The Company and Significant Accounting Policies:

Business Activity - Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California; and Gainesville, Florida.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Trade Settlement - Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade basis. Securities transactions of the Company are recorded on a trade date basis.

Concentration of Credit Risk - The Company places its cash with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be significant credit risk.

Accounts Receivables - The Company's accounts receivable consist primarily of commissions due from various insurance and mutual fund companies, and investment advisory fees from the clearing firm under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

Employee Receivables – The Company's employee receivables consist if amounts owed to the Company by employees for payments made on behalf of the brokers for certain licenses. Repayment is made through payroll deductions.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Leases – Under GAAP, for lease arrangements exceeding a 12-month term, a lessee is required to recognize in the statement of financial condition a liability to make a lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. GAAP requires the operating lease costs to be recognized in the income statement as a single lease cost, while finance lease costs are recognized in two components, which include interest and amortization expense.

Property and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which will range from three to ten years. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

2. **Revenue from Contracts with Customers**

Mutual Fund Commission and Concessions - The Company facilitates the purchase and redemption of shares of mutual funds on behalf of its customers. Commissions and related expenses are determined by the closing share price at the end of the day. The Company believes that the performance obligation is satisfied on the purchase date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Concessions consist of 12b-1 fees managed by the Company. 12b-1 fees are earned on the Company's client assets under management. The fees are based on contractual rates applied to the average daily net asset value of eligible shares of a respective mutual fund held by the Company's clients. 12b-1 fees are earned over time and collected from the funds on a monthly or quarterly basis.

Asset Management Premier Fees - The Company provided investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they related specifically to the services provided in that period, which are distinct from the services provided in other periods.

Annuity Commission and Trails - The Company facilitates the execution of annuity contracts on behalf of its customers. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Commission is received upon issuance of the policy and trails are paid monthly by the issuer starting in year two of the contract for the duration of the term of the contract.

Interest - Net interest revenue, which is generated from financial instruments covered by various other areas of GAAP, is not within the scope of ASC 606 and is included in the table below to reconcile to net revenues disclosed within the Statement of Income.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Disaggregated Revenue from Contracts with Customers
The following table presents revenue by major source.

Revenue from contract with customers		2021
Mutual Fund Commission and Concessions	$	311,999
Asset Management Premier Fees	$	2,328,445
Annuity Commission and Trails	$	323,381
Interest	$	280
Total Revenue	$	2,964,105

3. Furniture and Equipment:

Furniture and equipment at June 30, 2021 consisted of the following:

		2021
Furniture and fixtures	$	61,740
Computer equipment	$	68,891
	$	130,631
Less accumulated depreciation	$	125,797
	$	4,834

4. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934,

The Company was required to maintain minimum net capital of $12,264 at June 30, 2021, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company has net capital of $17,422 at June 30, 2021. The Company's net capital ratio (aggregate indebtedness to net capital) was 10.56 to 1 at June 30, 2021.

5. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 75% of their salaries with a safe harbor match of 3% (maximum $8,400) made by the Company. Total expense related to the plan for the year end June 30, 2021 was $53,291.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

6. Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxed currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of June 30, 2021, the benefit for deferred federal tax benefit is $72,387.

Deferred tax asset-net operating loss carry forward	$72,387
Less valuation allowance	$0
	$72,387

The change in the valuation allowance or deferred tax assets related to the net operating loss carry forward is as follows:

Beginning of year valuation allowance	$0
Increase in deferred tax asset valuation allowance	$0
End of year valuation allowance	$0

At June 30, 2021, the Company has an unused operating loss carryforward of approximately $344,700 that does not expire.

The Company is no longer subject to examinations by the Internal Revenue Service or state tax commissions for fiscal year ending prior to June 30, 2018.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2021, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

7. Lease Commitments:

The Company's lease agreements primarily cover office space in various states expiring at various dates. The Company's leases are predominantly operating leases, which are included in operating lease assets and operating lease liabilities on the Company's statement of financial condition. The Company' current lease arrangement expire from 2020 through 2023, some of which include options to extend or terminate the lease. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liability balances.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments were excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments. The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. The Company used the incremental borrowing rate to determine the commencement date net present value of the leases. The Company's lease agreements generally do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statements of financial condition..

The components of lease costs for the year ended June 30, 2021 as are follows:

Operating lease costs	$	92,644

Amounts reported in the statement of financial position as of June 30, 2021 were as follows:

Operating lease right-of-use (ROU) asset	$	30,257
Operating lease liability	$	30,257

Other information related to leases as of June 30, 2021 as follows:

Weighted average remaining lease term	2 years
Weighted average discount rate	1.75%

7. Lease Commitments Cont.

Maturities of lease liabilities under noncancelable operating leases as of June 30, 2021, are as follows:

Years ending June 30, 2022	41,249

NELSON SECURITIES, INC.

Years ending June 30, 2023		3,437
	$	44,686

NOTES TO FINANCIAL STATEMENTS

8. Stockholders' Equity:

The Company has two classes of common stock shares authorized. 98,875 shares are voting common stock and 100,000 shares are non-voting common stock. No other rights or restrictions are noted on common stock shares.

9. Related Party

Consulting fees paid to a stockholder for the year ended June 30, 2021 totaled $17,727. The Company purchased from one of the stockholders 2,250 shares of stock for $102,750 through a one-time stock redemption agreement during the year ended June 30, 2021.

10. Paycheck Protection Program

The loan has been forgiven as of 3/8/2021.

11. Subsequent Event Disclosure

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through August 25, 2021, the day the financial statements were available to be issued.

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2021

Net capital

Stockholders' equity:				
Common stock	$	46,625		
Additional paid-in capital	$	134,146		
Retained deficit	$	(63,169)		
Non allowable			$	0
			$	**117,602**
Deductions:				
Non-allowable assets:				
Certain accounts receivables	$	60,483		
Employee receivables	$	10,132		
Prepaid expenses	$	24,731		
Furniture and equipment at cost, net of				
accumulated depreciation	$	4,834		
			$	**100,180**
Net capital on securities positions			$	**17,422**

Net capital		$	**17,422**
Required net capital		$	**12,264**
Excess net capital		$	**5,158**

Aggregate indebtedness:

Payable to vendors	$	8,684		
Payroll and business taxes payroll	$	4,714		
Accrued salaries and commissions	$	170,565		
Deferred advisory service revenue	$	–		
Total aggregate indebtedness			$	**183,963**

Ratio of aggregate indebtedness to net capital	**10.56 to 1**

NELSON SECURITIES, INC.

SCHEDULE 2
COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
June 30, 2021

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of Customers", as stated under Exemption Rule 15c3-3.

NELSON SECURITIES, INC.

SCHEDULE 3
RECONCILATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
June 30, 2021

Net capital:

Net capital as reported on FOCUS REPORT $ 17,422

Net capital as computed on page 13 $ 17,422

Aggregate indebtedness:

Aggregate indebtedness as reported on FOCUS REPORT $ 183 963

Aggregate indebtedness as computed on page 13 $ 183,963

NELSON SECURITIES, INC.

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2021

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3(k)(2)(ii).



DARCY A. SKHOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT

Board of Directors and Shareholders
of Nelson Securities, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report - Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers" and Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Nelson Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nelson Securities, Inc. claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Nelson Securities, Inc. stated that Nelson Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nelson Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nelson Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
August 25, 2021

NELSON SECURITIES, INC.

Exemption Report

July 1, 2020 – June 30, 2021

Nelson Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

Nelson Securities, Inc.

I, Robert O. Nelson, Jr., affirm that, to the best of my knowledge and belief, this Exemption Report is true & correct.

President

Nelson Securities, Inc.



SCHOEDEL &
SCHOEDEL &
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKHOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of Nelson Securities, Inc.
Spokane, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Nelson Securities, Inc. and the SIPC, solely to assist you and the SIPC in evaluating Nelson Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021, Nelson Securities, Inc. management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2021, as applicable, with the amounts in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
August 25, 2021

SIPC-6

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Payment Form
For the first half of the fiscal year ending 6/30/2021
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(36-REV 12/18)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 30576 FINRA JUN
> NELSON SECURITIES INC
> 9718 N MORTON CT
> SPOKANE WA 99218-3816

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ __1625__

   1. Less prior year overpayment applied as reflected on SIPC-7 if applicable _____

   2. Assessment balance due __1625__

  B. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

  C. Total assessment and interest due $ __1625__

  D. PAYMENT: \ the box
   Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐ $ __1625__
   Total (must be same as C above)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nelson Securities Inc
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _28_ day of _Jan_, 20_21_.

CFO/Tres
_____
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ _1326371_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.   _242574_

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $_____

    Enter the greater of line (i) or (ii)

    Total deductions   _242574_

2d SIPC Net Operating Revenues $_1083797_

2e General Assessment @ .0015 $_1625_

(to page 1, line 2.A.)

2

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

3057c Finra Jun

Nelson Securities Inc
9718 N. Morton ct
Spokane, WA 99218-3916

WORKING COPY

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____3523_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____1625_____)
      _____1-28-21_____
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____1898_____

   E. Interest computed on late payment (see Instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____1898_____

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☒ Funds Wired ☐   ACH ☐ $ _____1898_____
      Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent hereby that all information contained herein is true, correct and complete.

_____*Nelson Securities Inc*_____
(Name of Corporation, Partnership or other organization)

_____*(signature)*_____
(Authorized Signature)

Dated the _28_ day of _Aug_, 20_21_.

_____*CFO/Tres*_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
       Postmarked   Received   Reviewed

Calculations _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __7-1-20__
and ending __6-30-21__

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ _3,354,603_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _143679_

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   Long Term Care Life Ins, Annuity PPP Loan   _711895_
   (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

   Enter the greater of line (i) or (ii)

   Total deductions

2d. SIPC Net Operating Revenues	$ _2349679_
2e. General Assessment @ .0015	$ _3523_

(to page 1, line 2.A.)

2